news release

ArcelorMittal announces the issuance of €1 billion Notes under its €3 billion EMTN Programme

Luxembourg, 18 November 2010 (20:00 CET) – ArcelorMittal (“ArcelorMittal” or “the Issuer”) announces the issuance of €1 billion 4.625 per cent. Notes due 17 November 2017.

The closing of the issuance has been completed today.  The Notes have been issued under the €3 billion Euro Medium Term Notes Programme of the Issuer.

The Notes were offered by way of a private placement to qualified investors within the meaning of Directive 2003/71/EC of the European Parliament and the Council of November 4th, 2003, in accordance with the respective regulations of each country in which the Bonds were offered.

The proceeds of the issuance will be used to refinance existing indebtedness and extend the debt maturity profile of the Issuer.

Important note: This press release does not, and shall not, in any circumstances constitute a public offering by ArcelorMittal of the Notes nor an invitation to the public in connection with any offer. No communication and no information in respect of the issuance of the Notes may be distributed to the public in any jurisdiction where a registration or approval is required. No steps have been or will be taken in any jurisdiction where such steps would be required. The offering or purchase of the Notes may be subject to specific legal or regulatory restrictions in certain jurisdictions. ArcelorMittal takes no responsibility for any violation of any such restrictions by any person.

This press release is an advertisement and not a prospectus within the meaning of Directive 2003/71/EC of the European Parliament ant the Council of November 4th, 2003 (as implemented in each member State of the European Economic Area (the "Member States"), the ("Prospectus Directive"). The base prospectus (as supplemented by three prospectus supplements) and the final terms prepared by the Issuer in connection with the issuance of the Notes have been prepared on the basis that any offer of Notes in any Member State of the European Economic Area which has implemented the Prospectus Directive (2003/71/EC) (each, a "Relevant Member State") will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of the Notes.  Accordingly any person making or intending to make an offer in that Relevant Member State of the Notes may only do so in circumstances in which no obligation arises for the Issuer or the Joint Lead Managers to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer. The Issuer and the Joint Lead Managers have not authorized the making of any offer of Notes in any other circumstances. The base prospectus (as supplemented by three prospectus supplements) and the final terms referred to above have been filed with the Commission de Surveillance du Secteur Financier of Luxembourg and the Luxembourg Stock Exchange, respectively.

This press release is not an invitation nor is it intended to be an inducement to engage in investment activity for the purpose of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom (the "FSMA"). To the extent that this press release does constitute an inducement to engage in any investment activity, it is directed only at (i) persons who are outside the United Kingdom, (ii) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) of the United Kingdom (the "Financial Promotion Order"); (iii) persons who fall within Articles 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") and Article 43(2) of the Financial Promotion Order; and (iv) any other persons to whom this press release for the purposes of Section 21 of FSMA can otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"), and must not be acted on or relied upon by persons other than relevant persons. Any invitation or inducement to engage in any investment activity included within this press release is available only to relevant persons and will be engaged in only with relevant persons. Anyone other than a relevant person must not rely on this press release.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase any securities in the United States. The Notes have not been and will not be registered under the U.S. Securities act of 1933, as amended (the "Securities Act") or the laws of any state within the U.S., and may not be offered or sold in the United States or to or for the account or benefit of U.S. Persons, except in a transaction not subject to, or pursuant to an applicable exemption from, the registration requirements of the Securities Act or any state securities laws. This press release and the information contained herein may not be distributed or sent into the United States, or in any other jurisdiction in which offers or sales of the Notes would be prohibited by applicable laws and should not be distributed to United States persons or publications with a general circulation in the United States. No offering of the Notes has been made or will be made in the United States.

In connection with the issuance of the Notes, BNPP Paribas, as Stabilising Manager (or persons acting on behalf of any BNP Paribas) may over-allot the Notes or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager (or persons acting on behalf of the Stabilising Manager) will undertake stabilisation actions. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the Notes is made and, if begun, may be ended at any time, but it must end no later than 18 December 2010. Any stabilisation action or over-allotment must be conducted in accordance with all applicable laws and rules.

This press release may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although ArcelorMittal's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Commission de Surveillance du Secteur Financier of Luxembourg and the United States Securities and Exchange Commission (the "SEC") made or to be made by ArcelorMittal. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.